Exhibit 99.1

June 30, 2026

Figure Certificate Company
650 California Street, Suite 200
San Francisco, CA 94108
USA

Ladies and Gentlemen:

This letter confirms that Figure Technology Solutions, Inc., (the "Parent") or one or more of its subsidiaries, will provide financial support to Figure Certificate Company (the "Company") sufficient for it to satisfy its obligations and debt service requirements as they come due until at least September 30, 2027, and will satisfy, on a timely basis all liabilities and obligations of the Company that the Company is unable to satisfy when due from the date of this letter, through and including September 30, 2027. In addition, the undersigned represent that Parent (or one or more of its subsidiaries) has the intent and ability to provide the necessary financial support to the Company to the extent and when deemed necessary by the Company and that there are no restrictions on Parent (or one or more of its subsidiaries) to provide such support.

As of June 30, 2026, the Company was obligated to Parent and its affiliate organizations for certain loans/advances (including accrued interest amounts) and operating expenses paid for on behalf of the Company, recorded on the books and records of the Company. The Parent will not require the repayment of these loans or any portion thereof (including interest), any other loans/advances (including interest), or operating expenses paid for on behalf of the Company that the Parent or its affiliates may provide up to and through September 30, 2027.

Very truly yours,

/s/ Macrina Kgil

Macrina Kgil
Chief Financial Officer
Figure Technology Solutions, Inc.